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Sandra M. Murphy Telephone — (304) 347-1131 Facsimile — (304) 343-3058	July 15, 2005	E-Mail Address: smurphy@bowlesrice.com

Celeste M. Murphy, Esq.

Special Counsel

Division of Corporation Finance

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Mail Stop 03-03

450 Fifth Street, N. W.

Washington, DC  20549

VIA FEDERAL EXPRESS

Re:	Logan County Bancshares, Inc.
Amendment No. 1 to Schedule 14A
Filed July 5, 2005
File No. 002-95114

Schedule 13E-3/A
Filed July 5, 2005
File No. 005-80719

Dear Ms. Murphy:

On behalf of Logan County BancShares, Inc. (“Logan”), we hereby submit the following responses to your comment letter dated July 12, 2005:

Schedule 14A
Special Factors, page 10
Background of the Merger, page 10

1.                                       We note your response to prior comment 7, but we believe that you should include your response in your revised disclosure.  As previously requested, please clarify whether the fairness finding of Southard addressed the fairness of the price to Logan County Bancshares’ unaffiliated shareholders.  If not, explain here or where appropriate in the disclosure document how the board analyzed the fairness finding of Southard, addressed to “cashed out” shareholders generally, to arrive at a finding of fairness as to the unaffiliated shareholders as a distinct and separate group.

Response:

                                                The disclosures on pages 13-14, 18 and 20-21 of the proxy have been revised to clarify that Southard Financial’s fairness opinion did not distinguish between the unaffiliated shareholders and the affiliated shareholders and to set forth how the Special Committee and the Board of Directors of Logan analyzed the fairness opinion to conclude that the going private transaction was fair to unaffiliated shareholders.

Consolidated Selected Financial Data, page 53

2.                                       We note your response to prior comment 15, but cannot locate various item requirements of Item 1010(c) of Regulation M-A in your revised disclosure.  For example, we do not find net sales or gross revenues, gross profit (or, alternatively, costs and expenses applicable to net sales or gross revenues), income or loss from continuing operations before extraordinary items and cumulative effect of a change in accounting principle, required by Item 1010(c)(1) of Regulation M-A, or net income per common shares, as required by Item 1010(c)(3) of Regulation M-A.  Logan also remains required to produce a ratio of earnings to fixed charges irrespective of the fact it has not registered debt or preference equity securities.  The requirement only imposes an obligation to calculate such ratio in a “manner consistent with Item 503(d) of Regulation S-K.”  Please provide such information, or alternatively, tell us why such item requirements do not apply.

Response:

                Item 1010(c) of Regulation M-A requires Logan to furnish a fair and adequate summary of the information specified in paragraphs (a) and (b) of Item 1010.  Item 1010(c) provides that a fair and adequate summary includes:

                                                •               The summarized financial information specified in 17 C.F.R. § 210.1-02(bb)(1);

                                                •               Income per common share from continuing operations (basic and diluted, if applicable);

                                                •               Net income per common share (basic and diluted, if applicable);

                                                •               Ratio of earnings to fixed charges, computed in a manner consistent with Item 503(d) of Regulation S-K (§ 229.503(d));

                                                •               Book value per share as of the date of the most recent balance sheet; and

                                                •               If material, pro-forma data for the summarized financial information specified in paragraphs (c)(1) through (c)(5) of this section disclosing the effect of the transaction.

                 The summarized financial information specified in 17 C.F.R. § 210.1-02(bb)(1) includes disclosure of the following:

                                                •               Current assets, noncurrent assets, current liabilities, noncurrent liabilities, and when applicable, redeemable preferred stocks and minority interests (for specialized industries in which classified balance sheets are normally not presented, information shall be provided as to the nature and amount of the major components of assets and liabilities);

                                                •               Net sales or gross revenues, gross profit (or, alternatively, costs and expenses applicable to net sales or gross revenues), income or loss from continuing operations before extraordinary items and cumulative effect of a change in accounting principle, and net income or loss; and

                                                •               Summarized financial information for unconsolidated subsidiaries and 50 percent or less owned persons referred to in and required by § 210.10-01(b) for interim periods shall include the information required by paragraph (aa)(1)(ii) of this section.

                The summarized financial information required by Item 1010(c)(1) and set forth in 17 C.F.R. § 210.1-02(bb)(1) relating to current assets, noncurrent assets, current liabilities and noncurrent liabilities is set forth on the table entitled Consolidated Selected Financial Data under the heading “Period-End Balance Sheet Data”.

                The summarized financial information relating to net sales or gross revenues, gross profit (or, alternatively, costs and expenses applicable to net sales or gross revenues), income or loss from continuing operations before extraordinary items and cumulative effect of a change in accounting principle, and net income or loss is set forth on the table entitled Consolidated Selected Financial Data under the heading “Income Statement Data”.  Banks do not use the terminology “net sales”, “gross revenues”, or “gross profit”,  Instead, banks use the terms “total interest revenue”, “net interest revenue”, “operating revenue”, “interest expense”, and “operating expense” to describe the same concepts.   The language in 17 C.F.R. § 210.1-02(bb)(ii) contemplates that other information may be substituted for sales and related costs and expenses if necessary for a more meaningful presentation.  In this case, financial information relating to the banking industry has been substituted.

                Logan did not provide any summarized financial information for unconsolidated subsidiaries and 50 percent or less owned persons because it does not have any unconsolidated subsidiaries or 50 percent or less owned persons.

                The information required under Item 1010(c)(2) and (3), the income per common share from continuing operations and the net income per common share is set forth on the table entitled Consolidated Selected Financial Data under the heading “Per Share Data”.  Logan had no discontinued operations or extraordinary items for any periods presented; accordingly, the income per common share from continuing operations and the net income per common share are the same for the periods presented.

                The information required under Item 1010(c)(4), the ratio of earnings to fixed charges, has been added to the table entitled Consolidated Selected Financial Data under the heading “Selected Ratios”.

                The information required under Item 1010(c)(5), the book value per share as of the most recent balance sheet, is set forth on the table entitled Consolidated Selected Financial Data under the heading “Per Share Data”.

                The information required under Item 1010(c)(6), the pro forma data for the summarized financial information specified in paragraphs (c)(1) through (c)(5), is set forth on pages 58-59 and 62-63 of the proxy on the tables entitled “Pro Forma Consolidated Balance Sheets” and “Pro Forma Consolidated Statements of Income”.  Logan has added the ratio of earnings to fixed charges to the Pro Forma Consolidated Statement of Income for the  year ended December 31, 2004 on page 59 and to the Pro Forma Consolidated Statement of Income for the three months ended March 31, 2005 on page 63.

We have also enclosed black-lined copies of Amendment No. 2 to the preliminary proxy statement and amended Schedule 13E-3 to expedite your review.

Very truly yours,

/s/SANDRA M. MURPHY

Sandra M. Murphy

SMM/jam